Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to use of our report dated March 22, 2006 with respect to the consolidated financial statements of Canada Southern Petroleum Ltd. for the years ended December 31, 2005 and 2004, included in an exhibit to the Annual Report (Form 40-F) for 2005 filed with the Securities and Exchange Commission.

We also consent to the incorporation by reference in the Registration Statements (Forms S-8 Nos. 033-63210 and 333-67933) pertaining to the Stock Option Plans of Canada Southern Petroleum Ltd. of our report dated March 22, 2006 with respect to the consolidated financial statements of Canada Southern Petroleum Ltd. for the years ended December 31, 2005 and 2004 included in the Annual Report (Form 40-F) for the year ended December 31, 2005.

“Ernst & Young LLP”

Calgary, Canada

Ernst & Young LLP

March 26, 2006

Chartered Accountants